

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Patrick Evans
Chief Executive Officer
Mountain Province Diamonds Inc.
161 Bay Street, Suite 2315, P.O. Box 216
Toronto, Ontario, Canada M5J 251

> **Re: Mountain Province Diamonds Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Response dated January 10, 2014**
> **File No. 001-32468**

Dear Mr. Evans:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 12

7. Mineral Properties, page 25

1. We note your response to prior comment 4. Please file the 2009 amendment to the Gahcho Kue joint venture agreement as an exhibit. To the extent you believe that certain provisions of the agreement may be eligible for confidential treatment, please submit an application for confidential treatment of those provisions and file a redacted version of the agreement.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/Tia L. Jenkins

　　　　　　　　　　　　　　　　　　Tia L. Jenkins
　　　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　　　　　Office of Beverages, Apparel, and
　　　　　　　　　　　　　　　　　　Mining